

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4720

December 2, 2009

Via US Mail and Facsimile to (480) 624-4989

Richard A. Ross
Chief Financial Officer
The FINOVA Group, Inc.
8300 N. Hayden Road
Suite 207
Scottsdale, Arizona 85258

> **Re:** **The FINOVA Group, Inc.**
> **Item 4.01 Form 8-K**
> **Filed on November 18, 2009**
> **File No. 1-11011**

Dear Mr. Ross:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

Lindsay Bryan
Staff Accountant